AMALGAMATION AGREEMENT


                                      among


                           TEEKAY SHIPPING CORPORATION


                             NORTHWEST MARITIME INC.


                                       and


                            BONA SHIPHOLDING LIMITED



                           Dated as of March 26, 1999






                                           Table of Contents


                                                ARTICLE I

                                The Amalgamation; Closing; Effective Time

1.1.     The Amalgamation......................................................1
1.2.     Closing  2
1.3.     Effective Time........................................................2

                                                ARTICLE II

                                  Memorandum of Association and Bye-Laws
                                        of the Amalgamated Company

2.1.     The Memorandum of Association.........................................2
2.2.     The Bye-Laws..........................................................2

                                               ARTICLE III

                                          Officers and Directors
                                        of the Amalgamated Company

3.1.     Directors.............................................................3
3.2.     Officers 3

                                                ARTICLE IV

                               Effect of the Amalgamation on Capital Stock;
                                         Exchange of Certificates

4.1.     Effect on Capital Stock...............................................3
         (a)      Amalgamation Consideration...................................3
         (b)      Cancellation of Shares.......................................4
         (c)      Amalgamation Sub.............................................4
4.2.     Allocation of Amalgamation Consideration; Election Procedures.........4
         (a)      Allocation...................................................4
         (b)      Election Procedures..........................................4
         (c)      Distributions with Respect to Unexchanged Shares; Voting.....8
         (d)      Transfers....................................................8
         (e)      Fractional Shares............................................8
         (f)      Termination of Exchange Fund.................................9
         (g)      Lost, Stolen or Destroyed Certificates.......................9
         (h)      Affiliates...................................................9
4.3.     Dissenters' Rights...................................................10
4.4.     Adjustments to Prevent Dilution......................................10
4.5.     Restricted Securities................................................10

                                                ARTICLE V

                                      Representations and Warranties

5.1.     Representations and Warranties of the Company........................10
         (a)      Organization, Good Standing and Qualification...............10
         (b)      Capital Structure...........................................11
         (c)      Corporate Authority; Approval and Fairness..................11
         (d)      Governmental Filings; Consents and Approvals;
                  No Violations...............................................12
         (e)      Company Reports; Financial Statements.......................13
         (f)      Absence of Certain Changes..................................14
         (g)      Litigation and Liabilities..................................14
         (h)      Employee Benefits...........................................14
         (i)      Compliance with Laws; Permits...............................15
         (j)      Takeover Statutes...........................................16
         (k)      Environmental Matters.......................................16
         (l)      Taxes    ...................................................17
         (m)      Labor Matters...............................................19
         (n)      Insurance...................................................19
         (o)      Intellectual Property.......................................20
         (p)      Contracts...................................................21
         (q)      Vessel Condition............................................22
         (r)      No Misleading Statements....................................22
         (s)      Year 2000 Compliance Plan...................................22
         (t)      Assets......................................................22
         (u)      Brokers and Finders.........................................23

5.2.     Representations and Warranties of Parent and Amalgamation Sub........23
         (a)      Capitalization of Amalgamation Sub..........................23
         (b)      Organization, Good Standing and Qualification...............23
         (c)      Capital Structure...........................................24
         (d)      Corporate Authority.........................................24
         (e)      Governmental Filings; No Violations.........................25
         (f)      Parent Reports; Financial Statements........................25
         (g)      Absence of Certain Changes..................................26
         (h)      Litigation and Liabilities..................................26
         (i)      Brokers and Finders.........................................27
         (j)      Available Funds.............................................27

                                                ARTICLE VI

                                                Covenants

6.1.     Interim Operations...................................................27
6.2.     Acquisition Proposals................................................28
6.3.     Information Supplied.................................................30
6.4.     Stockholders Meeting.................................................30
6.5.     Filings; Other Actions; Notification.................................30
6.6.     Access   ............................................................31
6.7.     Affiliates...........................................................32
6.8.     Stock Exchange Listing and De-listing................................32
6.9.     Publicity............................................................32
6.10.    Benefits 33
         (a)      Stock Options...............................................33
         (b)      Employee Benefits...........................................33
         (c)      Election to Parent's Board of Directors.....................33
6.11.    Expenses 34
6.12.    Indemnification......................................................34
6.13.    Takeover Statute.....................................................35
6.14.    Parent Vote..........................................................35
6.15.    Parent Change of Domicile or Incorporation...........................35

                                               ARTICLE VII

                                                Conditions

7.1.     Conditions to Each Party's Obligation to Effect the Amalgamation.....35
         (a)      Stockholder Approval........................................36
         (b)      Regulatory Consents.........................................36
         (c)      Litigation..................................................36
7.2.     Conditions to Obligations of Parent and Amalgamation Sub.............36
         (a)      Representations and Warranties..............................36
         (b)      Performance of Obligations of the Company...................37
         (c)      Consents Under Agreements...................................37
         (d)      Resignations................................................37
         (e)      Dissenting Shares...........................................37
         (f)      Affiliates Letters..........................................37
7.3.     Conditions to Obligation of the Company..............................37
         (a)      Representations and Warranties..............................37
         (b)      Performance of Obligations of Parent and Amalgamation Sub...38

                                               ARTICLE VIII

                                               Termination

8.1.     Termination by Mutual Consent........................................38
8.2.     Termination by Either Parent or the Company..........................38
8.3.     Termination by the Company...........................................38
8.4.     Termination by Parent................................................39
8.5.     Effect of Termination and Abandonment................................39

                                                ARTICLE IX

                                        Miscellaneous and General

9.1.     Survival 40
9.2.     Modification or Amendment............................................41
9.3.     Waiver of Conditions.................................................41
9.4.     Counterparts.........................................................41
9.5.     GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL........................41
9.6.     Notices  42
9.7.     Entire Agreement.....................................................43
9.8.     No Third Party Beneficiaries.........................................43
9.9.     Obligations of Parent and of the Company.............................43
9.10.    Severability.........................................................44
9.11.    Interpretation.......................................................44
9.12.    Assignment...........................................................44






     AMALGAMATION AGREEMENT (hereinafter called this "Agreement"), dated as of March 26, 1999, among Bona Shipholding Limited, a company incorporated under the laws of Bermuda (the "Company"), Teekay Shipping Corporation, a company incorporated under the laws of Liberia ("Parent"), and Northwest Maritime Inc., a company incorporated under the laws of the Bahamas ("Amalgamation Sub") and wholly-owned subsidiary of Parent.

                                                 RECITALS

     WHEREAS, the respective boards of directors of each of Parent, Amalgamation Sub and the Company have approved the amalgamation of Amalgamation Sub with and into the Company (the "Amalgamation") and approved the Amalgamation upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the Company and Amalgamation Sub wish to amalgamate pursuant to the provisions of Part VII of the Companies Act 1981 of Bermuda (the "Act");

     WHEREAS, the parties intend that the issuance of shares of Parent in the Amalgamation qualify for exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S thereunder;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company have entered into a Stockholders Agreement and Voting Agreements, dated as of the date of this Agreement and attached hereto as Exhibit A (collectively, the "Stockholders/Voting
Agreements"), pursuant to which such stockholders have agreed, among other things, to vote their shares of common stock of the Company in favor of the Amalgamation; and

     WHEREAS, the Company, Parent and Amalgamation Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW,   THEREFORE,   in   consideration   of  the   premises,   and  of  the
representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                                 ARTICLE I

                                 The Amalgamation; Closing; Effective Time

     1.1. The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section1.3) Amalgamation Sub shall be amalgamated with the Company and they shall continue as one company (sometimes hereinafter referred to as the "Amalgamated Company"). The separate corporate existence of each of the Company and Amalgamated Sub with all their respective rights, privileges, immunities, powers and franchises shall continue unaffected by the Amalgamation in accordance with Section 109 of the Act. The Amalgamation shall have the effects specified in the Act.

     1.2. Closing. The closing of the Amalgamation (the "Closing") shall take place (i) at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York at 9:00 A.M. on the second business day following the day on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the "Closing Date").

     1.3. Effective Time. Immediately prior to and in connection with the Closing, the Company and Parent will cause the documents required by Section 108 of the Act to be filed with the Registrar of Companies in Bermuda (the "Bermuda Registrar"). The Amalgamation shall become effective at the time when the Bermuda Registrar issues a Certificate of Amalgamation pursuant to Section 109 of the Act (the "Effective Time").


                                                ARTICLE II

                                  Memorandum of Association and Bye-Laws
                                        of the Amalgamated Company

     2.1. The Memorandum of Association. The Memorandum of Association of the Company as in effect immediately prior to the Effective Time shall be the Memorandum of Association of the Amalgamated Company (the "Memorandum"), until duly amended as provided therein or by applicable law.

     2.2. The Bye-Laws. The bye-laws of the Company in effect at the Effective Time shall be the bye-laws of the Amalgamated Company (the "Bye-Laws"), until duly amended as provided therein or by applicable law.


                                                ARTICLE III

                                          Officers and Directors
                                        of the Amalgamated Company

     3.1. Directors. The directors of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and the Bye-Laws.

     3.2. Officers. The officers of the Company (other than those that are officers solely as a result of being a director) at the Effective Time shall, from and after the Effective Time, be the officers of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and the Bye-Laws;


                                                ARTICLE IV

                               Effect of the Amalgamation on Capital Stock;
                                         Exchange of Certificates

     4.1. Effect on Capital Stock. At the Effective Time, as a result of the Amalgamation and without any action on the part of the holder of any capital stock of the Company:

     (a) Amalgamation Consideration. Subject to Section 4.2, each share of the Common Stock, par value $1.50 per share, of the Company (the "Shares") issued and outstanding at the Effective Time (other than Shares owned by Parent, Amalgamation Sub or any other direct or indirect subsidiary of Parent (collectively, the "Parent Companies") or Shares that are owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties (collectively, "Excluded Shares") shall be converted into, and become exchangeable for (the "Amalgamation Consideration"), (i) $7.00 in cash (the "Cash Consideration") or (ii) 0.485 shares of Common Stock, without par value, of Parent (the "Parent Common Stock") (the "Stock Consideration"). At the Effective Time, all Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and the global certificate (the "Certificate") held by Den norske Bank ("DNB"), from which the Shares are derived and registered in the computer securities registry ("VPS") in Oslo, shall thereafter represent only the right to receive the Amalgamation Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares of Parent Common Stock into which such Shares have been converted pursuant to this Section 4.1(a) and any dividends or other distributions pursuant to Section 4.2(c). Parent agrees that it shall take such steps as may be necessary in order to (i) provide a dealing facility that will allow stockholders who would receive less than 200 shares of Stock Consideration to have those shares sold on their behalf without brokers' fees or other transaction costs and (ii) subject to compliance with VPS requirements, provide stockholders the opportunity to receive Cash Consideration in Norwegian Kroner, translated at the noon buying rate on the day on which payment is made and without deduction for any transaction costs.

     (b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

     (c) Amalgamation Sub. At the Effective Time, each share of Common Stock, without par value, of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Amalgamated Company.

     4.2. Allocation of Amalgamation  Consideration;  Election  Procedures.

     (a) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Shares (the "Cash Election Number") to be converted into the right to receive Cash Consideration in the Amalgamation shall be equal to 50 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Amalgamation less the Excluded Shares. The maximum number of Shares to be converted into the right to receive Stock Consideration in the Amalgamation (the "Stock Election Number") shall be equal to 70 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Amalgamation less the Excluded Shares.

     (b) Election Procedures.

     (i) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company's prior approval, which shall not be unreasonably withheld (the "Exchange Agent"), for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock and any cash to be paid pursuant to Section 4.1 and thereafter, shall from time to time deposit, or cause to be deposited any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Section 4.2(c) in exchange for outstanding Shares (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the "Exchange Fund").

     (ii) Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Shares (other than Excluded Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled (A) to elect to receive in respect of each such Share
(x) Cash Consideration (a "Cash Election") or (y) Stock Consideration (a "Stock Election") or (B) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for such Shares (a "Non-Election"); provided, however, that no U.S. Person (as defined in Rule 902(k) of the Securities Act other than any signatory to a Stockholder/Voting Agreement entered into simultaneously herewith) (the "Excluded U.S. Holders") shall be permitted to make a Stock Election. Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2 and Section 4.3) (collectively, "Non-Election Shares") shall be deemed by the Parent, in its sole and absolute discretion, subject to Sections 4.2(b)(v)-(vii), to be, in whole or in part, Shares in respect of which Cash Elections or Stock Elections have been made, provided, however, that any Non-Election made by an Excluded U.S. Holder shall be deemed to be a Cash Election. Any stockholders of the Company who intend to exercise their appraisal rights pursuant to Section 106 of the Act ("Dissenting Stockholders") and who do not make an election pursuant to this
Section 4.2 shall be deemed to have made a Non-Election.

     (iii) Elections pursuant to Section 4.2(b)(i) shall be made on a form (a "Form of Election"), and with such other provisions to be reasonably agreed upon by the Company and Parent, to be provided by the Exchange Agent for that purpose to holders of record of Shares (other than holders of Excluded Shares), together with appropriate transmittal materials, at the time of mailing to holders of record of Shares of any proxy or information statement in connection with the stockholders meeting referred to in Section 6.4. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m. on the business day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent as soon as practicable but in no event less than five trading days prior to the Closing Date) (the "Election Deadline"). The Company shall use its best efforts to make a Form of Election available to all Persons (as defined below) who become holders of record of Shares (other than Excluded Shares) between the date of mailing described in the first sentence of this
Section 4.2(b)(iii) and the Election Deadline. Parent shall determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election.

     (iv) An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with paragraph (b)(ii), such Shares shall be Non-Election Shares.

     (v) In the event that the aggregate number of Shares in respect of which Cash Elections have been made (collectively, the "Cash Election Shares") exceeds the Cash Election Number, all shares in respect of which Stock Elections have been made (the "Stock Election Shares") and all Non-Election Shares in respect of which Stock Elections are deemed to have been made (it being understood that in such case all Non-Election Shares shall be deemed to be shares in respect of which Stock Elections have been made) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

     (A) Cash  Election  Shares  shall be  deemed  converted  to Stock  Election
Shares, on a pro-rata basis, so that the number of Cash Election Shares so converted, when added to the other Stock Election Shares, shall equal as closely as practicable 50 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Amalgamation less the Excluded Shares, and all such Cash Election Shares so converted shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests); provided, however, that the Cash Elections made by Excluded U.S. Holders shall be exempt from the pro-ration of this paragraph (A); and

     (B) any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

     (vi) In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made (it being understood that in such case all Non-Election Shares shall be deemed to be Shares in respect of which Cash Elections have been made) shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

     (A) Stock Election Shares shall be deemed converted into Cash Election Shares, on a pro-rata basis, so that the number of Stock Election Shares so converted, when added to the other Cash Election Shares, shall equal as closely as practicable (i) 30 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Amalgamation less the Excluded Shares, and all such Shares so converted shall be converted into the right to receive the Cash Consideration; and

     (B) the remaining Stock Election Shares shall be converted into the right to receive the Stock Consideration (and cash in lieu of fractional interests).

     (vii)  In the  event  that  neither  clause  (v)  nor  clause  (vi) of this
Section 4.2(b) is applicable, (x) all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and (y) all Stock Election Shares and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

     (viii) The Exchange Agent, in consultation with Parent and the Company, shall make all computations to give effect to this Section 4.2.

     (ix) After the Effective Time and subject to this Section 4.2, upon delivery of a duly completed Form of Election for Stock Consideration, the holder of such Shares shall be entitled to receive (after giving effect to any required tax withholdings) (a) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (b) a check in the amount of (x) any cash in lieu of fractional shares plus (y) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates representing Stock Election Shares.

     (x) After the Effective Time and subject to this Section 4.2, upon delivery of a duly completed Form of Election for Cash Consideration, the holder of such Shares shall be entitled to receive (after giving effect to any required tax withholdings) a check in the amount such holder is entitled to receive pursuant to this Article IV.

     For the purposes of this Agreement, the term "Person" shall mean any individual, corporation (including not-for-profit entity), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined below) or other entity of any kind or nature.

     (c)  Distributions  with Respect to  Unexchanged  Shares;  Voting.

     (i) All shares of Parent Common Stock to be issued pursuant to the Amalgamation shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Shares until such Shares are surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Shares, there shall be issued and/or paid to such holder of Shares, certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

     (ii) Any holder of Shares shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Shares, regardless of whether such holders have surrendered such Shares.

     (d) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(d) shall be entitled to receive a cash payment in lieu thereof. Such cash payment shall be derived from the average closing price of the shares of Parent Common Stock as quoted on the New York Stock Exchange for the 20 trading days ended three business days prior to the Effective Time.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time, shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of their shares of Parent Common Stock and any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Amalgamated Company, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (f) Affiliates. Notwithstanding anything herein to the contrary, Shares surrendered for exchange for Stock Consideration by any "affiliate" (as determined pursuant to Section 6.7) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in
Section 6.7 hereof.

     4.3. Dissenters' Rights. A Dissenting Shareholder who does not vote in favor of the Amalgamation at the Stockholders Meeting (as defined in Section 6.4 hereof) and who is not satisfied that he has been offered fair value for his Shares may within one month of the giving of the notice of the said Stockholders Meeting apply to the Supreme Court of Bermuda (the "Court") to appraise the fair value of his Shares. In the event that the Amalgamation has proceded prior to such appraisal by the Court, then within one month of the Court appraising the value of the Shares, if the amount paid to the Dissenting Shareholder for his Shares is less than that appraised by the Court, the Amalgamated Company shall pay to such Dissenting Shareholder the difference between the Amalgamation Consideration and the value appraised by the Court. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, amalgamation, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Amalgamation Consideration shall be equitably adjusted.

     4.5. Restricted Securities. The shares of Parent Common Stock constituting the Stock Consideration have not been registered under the Securities Act.


                                                 ARTICLE V

                                      Representations and Warranties

     5.1. Representations and Warranties of the Company. Except as set forth in the corresponding schedules or sections of the disclosure schedule delivered to Parent by the Company prior to 1:00 p.m. (Oslo, Norway time) on March 27, 1999 (the "Company Disclosure Schedule"), the Company hereby represents and warrants to Parent and Amalgamation Sub that:

     (a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to have a Company Material Adverse Effect (as defined below). The Company shall make available to Parent by 1:00 p.m. (Oslo, Norway time) on March 27, 1999 a complete and correct copy of the Company's and its Subsidiaries' memoranda of association or certificates of incorporation, as applicable, and bye-laws or by-laws, as applicable, each as amended to date, and together "Organizational Documents". With respect to Bona Shipping Philippines Inc. and Bona Shipping (India) Pvt. Ltd., the foregoing is limited to the best knowledge of the Company. The Company's and its Subsidiaries' Organizational Documents so delivered are in full force and effect. Section 5.1(a) of the Company Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized.

     As used in this Agreement, the term (A) "Subsidiary" means, with respect to the Company, Parent or Amalgamation Sub, as the case may be, any entity, whether incorporated or unincorporated, of which such party is the general partner or managing member or of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries and (B) "Company Material Adverse Effect" means a material adverse effect on the financial condition, properties, prospects, business or results of operations of the Company and its Subsidiaries taken as a whole.

     (b) Capital Structure. The authorized capital stock of the Company consists of 250,000,000 Shares, of which 18,923,774 Shares were outstanding as of the close of business on March 26, 1999. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares reserved for issuance, except that, as of March 26, 1999, there were 380,000 Shares reserved for issuance pursuant to the Company's share option program (the "Stock Plan"). The Company Disclosure Schedule contains a correct and complete list of each outstanding option to purchase Shares under the Stock Plan (each a "Company Option"), including the holder, date of grant, exercise price and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly-owned subsidiary of the Company, free and clear of any lien, pledge, security interest, claim, third party interest or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding, except that certain stockholders (or partners, as applicable) in Subsidiaries have preemptive rights in such Subsdiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

     (c) Corporate  Authority;  Approval and Fairness.

     (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to approval of this Agreement by the holders of 75% of the votes cast at the stockholders' meeting convened for such purpose (the "Company Requisite Vote"). This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

     (ii) The board of directors of the Company (A) has unanimously approved this Agreement and the Amalgamation and the other transactions contemplated hereby and (B) shall have received, prior to the public announcement of the execution of this Agreement, the opinion of its financial advisors, Warburg Dillon Read, to the effect that the consideration per Share to be received by the holders of the Shares in the Amalgamation is fair to such holders from a financial point of view.

     For purposes of this Agreement an "Affiliate" of, or a person "Affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     (d) Governmental Filings; Consents and Approvals; No Violations. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, and (B) required to be made with the Oslo Stock Exchange (the "OSE"), no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     (ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (B) a breach or violation of, or a default under, or the acceleration of any obligations under, or the termination of, or loss of any benefit under, or the creation of a lien, pledge, security interest, third party interest or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, contract, note, mortgage, indenture, arrangement, license or other obligation ("Contracts") binding upon the Company or any of its Subsidiaries or their respective assets, or any Law (as defined in
Section 5.1(i)) or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, termination, creation or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     (e) Company Reports; Financial Statements. The Company has delivered to Parent each registration statement, report, proxy statement or information statement prepared by it since December 31, 1998 (the "Audit Date") each in the form (including exhibits, annexes and any amendments thereto) filed with the OSE (collectively, including any such reports filed subsequent to the date hereof and as amended, the "Company Reports"). As of the date hereof, (or, if amended, as of the date of such amendment) the Company Reports did not, and any Company Reports filed with the OSE subsequent to the date hereof shall not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case, as of their respective dates. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed with the OSE subsequent to the date hereof, shall fairly present, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed with the OSE subsequent to the date hereof, shall fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

     (f) Absence of Certain Changes. Except as disclosed in the Company Reports filed prior to the date hereof, since the Audit Date the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, prospects, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which management of the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect, other than any decrease in the market asset value of any vessels resulting from a change in market conditions specific to the shipping industry;
(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof; or (iv) any change by the Company in accounting principles, practices or methods. Since the Audit Date, except as provided for herein or as disclosed in the Company Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to any officer or key employee or any amendment of any of the compensation and benefit plans of the Company or its Subsidiaries other than increases or amendments in the ordinary course consistent with past practice.

     (g) Litigation and Liabilities. Except as disclosed in the Company Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of the Company, threatened against the Company or any of its Affiliates or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any Environmental Law (as defined in Section 5.1(k)), or any other facts or circumstances of which the officers of the Company have knowledge that could result in any claims against, or obligations or liabilities of, the Company or any of its Affiliates, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     (h) Employee Benefits.

     (i) A copy of each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health or other plan, agreement, policy or arrangement that covers employees, directors, former employees or former directors of the Company and its Subsidiaries (the "Compensation and Benefit Plans") and any trust agreement or insurance contract forming a part of such Compensation and Benefit Plans shall be made available to Parent by 1:00 p.m. (Oslo, Norway time) on March 27, 1999. The Compensation and Benefit Plans are listed in
Section 5.1(h) of the Company Disclosure Schedule and any "change of control" or similar provisions therein are specifically identified in Section 5.1(h) of the Company Disclosure Schedule.

     (ii) All Compensation and Benefit Plans are in substantial compliance with all applicable law. There is no pending or, to the knowledge of the officers of the Company, threatened material litigation relating to the Compensation and Benefit Plans.

     (iii) All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been timely made. The Company and its Subsidiaries have no material unfunded liabilities with respect to any Pension Plan.

     (iv) Neither the Company nor its Subsidiaries have any obligations for retiree health and life benefits under any Compensation and Benefit Plan. The Company or its Subsidiaries may amend or terminate any such plan under the terms of such plan at any time without incurring any material liability thereunder.

     (v) The consummation of the Amalgamation and the other transactions contemplated by this Agreement will not (x) entitle any employees of the Company or its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (z) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans.

     (i) Compliance with Laws; Permits. Except as set forth in the Company Reports filed prior to the date hereof, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any multinational, federal, regional, state, local or other law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, "Laws"), except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Except as set forth in the Company Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the officers of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. To the knowledge of the officers of the Company, no material change is required in the Company's or any of its Subsidiaries' processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. The Company and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the Amalgamation and the other transactions contemplated by this Agreement.

     (j) Takeover Statutes. No "fair price", "moratorium", "control share acquisition" or other anti-takeover statute or regulation (each a "Takeover Statute") or any anti-takeover provision in the Company's Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Shares, the Amalgamation or the other transactions contemplated by this Agreement or the Stockholder/Voting Agreements.

     (k) Environmental Matters. Except as disclosed in the Company Reports prior to the date hereof or except as would not have a Company Material Adverse
Effect: (i) the Company and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation;
(iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property;
(v) neither the Company nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) the Company shall deliver to Parent by 1:00 p.m. (Oslo, Norway time) on March 27, 1999 copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations other than those environmental reports, studies, assessments, sampling data and other environmental information that indicate or delineate a situation or event that is not reasonably likely to have a Company Material Adverse Effect.

     As used herein, the term "Environmental Law" means any federal, state, national, local or other statute, law, regulation, order, decree, permit, authorization, convention, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

     As used herein, the term "Hazardous Substance" means any substance, material, pollutant, contaminant or waste that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance, material, pollutant, contaminant or waste that is regulated under any Environmental Law.

     (l) Taxes.

     (i) the Company and each of its Subsidiaries have filed all Tax Returns (as defined below) which are required by all applicable laws to be filed by them and such Tax Returns were complete and correct in all material respects, and have paid, or made adequate provision on the financial statements included in the Company Reports for the payment of, all material Taxes (as defined below) which have or may become due and payable pursuant to said Tax Returns and all other Taxes imposed to date other than those Taxes being contested in good faith and for which adequate provision has been made on the most recent balance sheet included in the Company Reports;

     (ii) all Taxes which the Company and its Subsidiaries are required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper Taxing Authorities (as defined below) to the extent due and payable;

     (iii) neither the Company nor any of its Subsidiaries has executed any waiver to extend, or otherwise taken or failed to take any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of the Company or its Subsidiaries for the taxable periods prior to and including the most recent taxable period;

     (iv) the Company (A) has never been a member of any consolidated group (other than with its Subsidiaries) for Tax purposes; (B) is not a party to any tax sharing agreement or arrangement (other than with its current Subsidiaries); and (C) is not liable or potentially liable for Taxes imposed in respect of any other Person (other than its current Subsidiaries);

     (v) no material liens for Taxes exist with respect to any of the assets or properties of the Company or its Subsidiaries, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith;

     (vi) all of the Tax Returns filed by or on behalf of each of the Company and its Subsidiaries have, with the exception of the 1998 Tax Return, been examined by and settled with the appropriate Taxing Authorities or the statute of limitations with respect to the relevant Tax liability has expired, for all taxable periods through and including the period ending on the date on which the Effective Time occurs;

     (ix) all Taxes due with respect to any completed and settled audit, examination or deficiency litigation with any Taxing Authority have been paid in full;
     (x) there is no audit, examination, deficiency, or refund litigation pending with respect to any Taxes and during the past three years no Taxing Authority has given written notice of the commencement of any audit, examination, deficiency or refund litigation, with respect to any Taxes; and

     (xi) the Company is not bound by any currently effective private ruling, closing agreement or similar agreement with any Taxing Authority with respect to any material amount of Tax.

     As used in this Agreement, (i) the term "Tax" (including, with correlative meaning, the term "Taxes") shall mean, with respect to any Person, (a) all taxes, domestic or foreign, including without limitation any income (net, gross or other, including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amounts imposed by any Taxing Authority, (b) any joint or several liability of such Person with any other Person for the payment of any amounts of the type described in (a) of this definition, and (c) any liability of such Person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person; (ii) the term "Tax Return(s)" shall mean all returns, consolidated or otherwise (including, without limitation, estimates, elections and informational returns), required to be filed with any Taxing Authority; and (iii) the term "Taxing Authority" shall mean any authority responsible for the imposition or collection of any Tax.

     (m) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the officers of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. The Company shall make available to Parent by 1:00 p.m. (Oslo, Norway time) on March 27, 1999 correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the "Company Labor Agreements"). The consummation of the Amalgamation and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements.

     (n) Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, protection and indemnity, hull and machinery and any shipping related insurance policies maintained by the Company or any of its Subsidiaries are and have been with reputable insurance carriers, provide and have provided full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are and have been in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.
     (o) Intellectual Property.

     (i) The Company and each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials that are used in the business of the Company and its Subsidiaries as currently conducted, except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, and to the knowledge of the officers of the Company all patents, trademarks, trade names, service marks and copyrights held by the Company and/or its Subsidiaries are valid and subsisting.

     (ii) Except as disclosed in Company Reports filed prior to the date hereof or as is not reasonably likely to have a Company Material Adverse Effect:

     (A) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, "Third-Party Intellectual Property Rights");

     (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor, trade secrets or computer software owned by the Company or any of its Subsidiaries (collectively, the "Company Intellectual Property Rights"); or (II) Third-Party Intellectual Property Rights are currently pending or, to the knowledge of the officers of the Company, are threatened by any Person;

     (C) the officers of the Company do not know of any valid grounds for any bona fide claims (I) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company or any of its Subsidiaries, infringes on any copyright, patent, trademark, service mark or trade secret of any Person; (II) against the use by the Company or any of its Subsidiaries, of any Company Intellectual Property Right or Third-Party Intellectual Property Right used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (III) challenging the ownership, validity or enforceability of any of the Company Intellectual Property Rights; or (IV) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by the Company or any of its Subsidiaries; and

     (D) to the knowledge of the officers of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company
Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

     (p) Contracts.

     (i) Schedule 5.1(p) sets forth the following Contracts to which the Company or any of its Subsidiaries is a party on the date hereof:

     (A) any Contract the performance of which involved aggregate consideration in excess of $250,000 and which agreement is not cancellable, without penalty, by the Company on not more than ninety (90) days' notice;

     (B) any collective bargaining agreement;

     (C) any senior executive employment agreement;

     (D) any agreement which relates to indebtedness in excess of $250,000 owed by the Company or any of its Subsidiaries, or the guarantee thereof;

     (E) all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts the performance of which involved aggregate consideration in excess of $250,000;

     (F) all Contracts with independent contractors or consultants, the performance of which involved aggregate consideration in excess of $250,000 and which are not cancellable without penalty or further payment and without more than 30 days' notice;

     (G) all material Contracts with any Governmental Entity;

     (H) all Contracts that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time;

     (I) any Contract constituting or creating a pooling arrangement, including a list of the Vessels that are subject thereto; and

     (J) any other Contracts which are material to the Company and its Subsidiaries, taken as a whole.

     (ii) The Company shall provide to Parent by 1:00 p.m. (Oslo, Norway time) on March 27, 1999 a correct and complete copy of each Contract listed in
Schedule 5.1(p), together with any and all amendments or modifications thereto. Each Contract listed in Schedule 5.1(p) is valid, binding, enforceable, and in full force and effect, the Company is not in breach or default under any such Contract and no event has occurred which, with or without notice or lapse of time or both, would constitute a breach or default, or permit termination, modification, or acceleration, under such Contract, except for such exceptions
(i) as are not reasonably likely, in the aggregate, to have a Company Material Adverse Effect; (ii) resulting directly from a decrease in the market value of any vessel due to a change in market conditions specific to the shipping industry or (iii) due to a "change in control" clause or a clause relating to continued listing on the OSE, in each case, contained in any Contract of the Company related to indebtedness.

     (q) Vessels. Schedule 5.1(q) of the Company Disclosure Schedule sets forth a list of all vessels used by the Company or its Subsidiaries in connection with their business (the "Vessels").

     (r) Disclosure of Information. The Company has disclosed, or shall disclose by 1:00 p.m. (Oslo, Norway time) on March 27, 1999, to Parent all information material to this Agreement or the transactions contemplated hereunder.

     (s) Year 2000 Compliance Plan. The Company has conducted a review of each System used in the conduct of its business and operations to determine whether such System is Year 2000 Compliant, and is currently implementing a compliance plan that is intended to result in each System being Year 2000 Compliant in all material respects no later than December 31, 1999. Each action to have been taken prior to the date hereof under such plan has been substantially completed and as of the date hereof the Company has no knowledge indicating that any action to be taken under such plan after the date hereof will be materially delayed or will fail to accomplish its purpose under the plan. "System" shall mean software, hardware, computers and devices with embedded electronics. A System is "Year 2000 Compliant" only if (a) it accurately processes, stores and displays, in an unambiguous manner, date data, including calculating, comparing, and sequencing dates correctly and without interruption, both before, during, and after the year 2000; (b) it correctly interpolates and exchanges date data with any other System that conforms to clause (a); and (c) the specifications and instructions associated with such System contain no information contradicting clause (a) or (b).

     (t) Assets. Either the Company or its Subsidiaries, as the case may be, owns, leases or has the legal right to use all the properties and assets necessary to be used in the conduct of their business in substantially the same manner as conducted prior to the date hereof (all such properties and assets being the "Assets"). Either the Company or its Subsidiaries, as the case may be, has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of any lien, pledge, security interest, claim or other encumbrance.

     (u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Amalgamation or the other transactions contemplated in this Agreement except that the Company has employed Warburg Dillon Reed as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof.

     5.2. Representations and Warranties of Parent and Amalgamation Sub. Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to the Company by Parent on or prior to 1:00 p.m. (Oslo, Norway time) on March 27, 1999 (the "Parent Disclosure Schedule"), Parent and Amalgamation Sub each hereby represent and warrant to the Company that:

     (a) Capitalization of Amalgamation Sub. The authorized capital stock of Amalgamation Sub consists of 5,000 shares of Common Stock, without par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Amalgamation Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Amalgamation Sub, (ii) no securities of Amalgamation Sub convertible into or exchangeable for shares of capital stock or voting securities of Amalgamation Sub and (iii) no options or other rights to acquire from Amalgamation Sub, and no obligations of Amalgamation Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Amalgamation Sub. Amalgamation Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Amalgamation and the other transactions contemplated by this Agreement.

     (b) Organization, Good Standing and Qualification. Each of Parent and Amalgamation Sub is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, when taken together with all other such failures, is not reasonably likely to have a Parent Material Adverse Effect (as defined below). Each of Parent and Amalgamation Sub shall make available to the Company, by 1:00 p.m. (Oslo, Norway time) on March 27, 1999, a complete and correct copy of their respective Organizational Documents.

     As used in this Agreement, the term "Parent Material Adverse Effect" means a material adverse effect on the financial condition, properties, prospects, business or results of operations of the Parent and its Subsidiaries taken as a whole.

     (c) Capital Structure. The authorized capital stock of Parent consists of 125,000,000 shares of Parent Common Stock, of which 31,648,317 shares were outstanding as of the close of business on March 19, 1999, and 25,000,000 shares of Preferred Stock par value $1.00 per share (the "Parent Preferred Shares"), of which no shares were outstanding as of the close of business on March 19, 1999. All of the outstanding Parent Common Stock and Parent Preferred Shares have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no Parent Common Stock or Parent Preferred Shares reserved for issuance, except that, as of March 19, 1999, there were 3,948,571 shares of Parent Common Stock reserved for issuance pursuant to the Teekay Shipping Corporation 1995 Stock Option Plan (the "Parent Stock Plan"). Each of the outstanding shares of capital stock of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly-owned subsidiary of Parent, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

     (d) Corporate Authority.

     (i) No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Amalgamation and the other transactions contemplated hereby. Each of the Parent and Amalgamation Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Amalgamation. This Agreement is a valid and binding agreement of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (ii) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article IV. The Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof.

     (e) Governmental Filings; No Violations.

     (i) Other than the filings  and/or notices (A) pursuant to Section 1.3, and
(B) required to be made with the New York Stock Exchange, Inc., no notices, reports or other filings are required to be made by Parent or Amalgamation Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Amalgamation Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Amalgamation Sub to consummate the transactions contemplated by this Agreement.

     (ii) The execution, delivery and performance of this Agreement by Parent and Amalgamation Sub do not, and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of Parent and Amalgamation Sub or the Organizational Documents of any of Parent's Subsidiaries, (B) a breach or violation of, or a default under, or the acceleration of any obligations under, or the termination of, or the loss of a material benefit under, or the creation of a lien, pledge, security interest, third party right, or other encumbrance on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any of their respective assets, or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for breach, violation, default, acceleration, termination, creation or change that, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Amalgamation Sub to consummate the transactions contemplated by this Agreement.

     (f) Parent Reports; Financial Statements. Parent has delivered to the Company each registration statement, report, proxy statement or information statement prepared by it since March 31, 1998 (the "Parent Audit Date"), each in the form (including exhibits, annexes and any amendments thereto) filed with the Securities Exchange Commission ("SEC") (collectively, including any such reports filed subsequent to the date hereof, the "Parent Reports"). As of their respective dates, the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed with the SEC subsequent to the date hereof, shall fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed with the SEC subsequent to the date hereof, shall fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

     (g) Absence of Certain Changes. Except as disclosed in the Parent Reports filed prior to the date hereof, since the Parent Audit Date, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, prospects, business or results of operations of Parent and its Subsidiaries or any development or combination of developments of which management of Parent has knowledge that, individually or in the aggregate, has had or is reasonably likely to result in a Parent Material Adverse Effect, other than any decrease in the market asset value of any vessels resulting from a change in market conditions specific to the shipping industry; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, whether or not covered by insurance; (iii) any change by Parent in accounting principles, practices or methods; or (iv) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Parent, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof.

     (h) Litigation and Liabilities. Except as disclosed in the Parent Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or any of its Affiliates or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances of which the officers of Parent have knowledge that could result in any claims against, or obligations or liabilities of, Parent or any of its Affiliates, except for those that are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent or Amalgamation Sub to consummate the transactions contemplated by this Agreement.

     (i) Compliance with Laws; Permits. Except as set forth in the Parent Reports filed prior to the date hereof, the businesses of each of the Parent and its Subsidiaries have not been, and are not being, conducted in violation of any Law, except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of the Parent to consummate the transactions contemplated by this Agreement. Except as set forth in the Parent Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of the officers of the Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. To the knowledge of the officers of Parent, no material change is required in Parent's or any of its Subsidiaries' processes, properties or procedures in connection with any such Laws, and Parent has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. Parent and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent to consummate the Amalgamation and the other transactions contemplated by this Agreement.

     (j) Environmental Matters. Except as disclosed in the Parent Reports prior to the date hereof or except as would not have a Parent Material Adverse Effect:
(i) Parent and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws; (ii) no property currently owned or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by Parent or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) neither Parent nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Parent nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither Parent nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) there are no other circumstances or conditions involving Parent or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) Parent shall deliver to the Company by 1:00 p.m. (Oslo, Norway time) on March 27, 1999 copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Parent or its Subsidiaries or their respective current and former properties or operations, other than those environmental reports, studies, assessments, sampling data and other environmental information that indicate or delineate a situation or event that is not reasonably likely to have a Parent Material Adverse Effect.

     (k) Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, protection and indemnity, hull and machinery and any shipping related insurance policies maintained by Parent or any of its Subsidiaries are and have been with reputable insurance carriers, provide and have provided full and adequate coverage for all normal risks incident to the business of Parent and its Subsidiaries and their respective properties and assets, and are and have been in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect.

     (l) Vessels. Schedule 5.2(l) of the Parent Disclosure Schedule sets forth a list of all vessels used by Parent or its Subsidiaries in connection with their business (the "Vessels").

     (m) Disclosure of Information. Parent has disclosed, or shall disclose by 1:00 p.m. (Oslo, Norway time) on March 27, 1999, to the Company all information material to this Agreement or the transactions contemplated hereunder.

     (n) Year 2000 Compliance Plan. Parent has conducted a review of each System used in the conduct of its business and operations to determine whether such System is Year 2000 Compliant, and is currently implementing a compliance plan that is intended to result in each System being Year 2000 Compliant in all material respects no later than December 31, 1999. Each action to have been taken prior to the date hereof under such plan has been substantially completed and as of the date hereof Parent has no knowledge indicating that any action to be taken under such plan after the date hereof will be materially delayed or will fail to accomplish its purpose under the plan.

     (o) Assets. Either Parent or its Subsidiaries, as the case may be, owns, leases or has the legal right to use all the properties and assets necessary to be used in the conduct of their business in substantially the same manner as conducted prior to the date hereof (all such properties and assets being the "Assets"). Either Parent or its Subsidiaries, as the case may be, has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of any lien, pledge, security interest, claim or other encumbrance.

     (p) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Amalgamation or the other transactions contemplated by this Agreement, except that Parent has employed Goldman, Sachs & Co. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

     (q) Available Funds. Parent has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Amalgamation and the other transactions contemplated by this Agreement.


                                                ARTICLE VI

                                                Covenants

     6.1. Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement), the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates. Without limiting the generality of the foregoing, from the date hereof to the Effective Time except as set forth in the Company Disclosure Schedule (unless Parent shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement):

     (a) the Company shall not, and shall cause its Subsidiaries not to enter into, terminate, or materially extend or modify any material Contract; provided, further, that neither the Company nor any of its Subsidiaries shall enter into
(i) any time charters or bareboat charters having a term of more than sixty days but equal to or less than 12 months without first consulting with Parent or (ii) any time charters or bareboat charters having a term of more than 12 months, consecutive voyage arrangements or pooling arrangements, in each case in this clause (ii), without the prior express written consent of Parent, such consent not to be unreasonably withheld;

     (b) the Company shall not (i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (ii) amend its Organizational Documents; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly-owned Subsidiaries; or (v) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

     (c) neither the Company nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability; (iii) make or authorize or commit for any capital expenditures in amounts greater than $100,000 individually and $1,000,000 in the aggregate, other than such capital expenditures made pursuant to new building contracts, drydocking arrangements or Vessel upgrading arrangements, in each case, existing on the date of this Agreement and explicitly disclosed in the Company's 1999 budget delivered to Parent on March 26, 1999; or (iv) by any means, make any acquisition of, or investment in, assets or stock of any other Person or entity;

     (d) neither the Company nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans or increase the salary, wage, bonus or other compensation of any employees;

     (e) neither the Company nor any of its Subsidiaries shall settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

     (f) neither the Company nor any of its Subsidiaries shall make any Tax election or otherwise alter any Tax or accounting practice or procedure, or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated;

     (g) neither the Company nor any of its Subsidiaries shall take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and

     (h) neither the Company nor any of its Subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

     6.2. Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of its or their respective officers and directors shall, and that the Company shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (such officers, directors, employees, agents and representatives sometimes collectively referred to herein as "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an amalgamation, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of, 5% or more of the assets or any equity securities of, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that the Company shall direct and cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to, an Acquisition Proposal, whether made before or after the date of this Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms equivalent to those contained in the Confidentiality Agreement (as defined in Section 9.7); (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that, prior to taking any such action (i) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith after receipt of a written opinion from its outside legal counsel experienced in such matters under applicable Law that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable Law and (ii) in each case referred to in clause (B) or (C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction superior to the transaction contemplated by this Agreement (any such superior
Acquisition  Proposal  being  referred  to  in  this  Agreement  as a  "Superior
Proposal"). The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company will notify Parent immediately (but, in any event, no less than 24 hours thereafter) if any Acquisition Proposal or inquiry related thereto is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives relating to an Acquisition Proposal, indicating the name of such Person and the material terms and conditions of any Acquisition Proposal and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such Acquisition Proposal and the status of any such negotiations or discussions. The Company also will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

     6.3. Information Supplied. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in any proxy statement or information statement to be disseminated in connection with the transactions contemplated by this Agreement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     6.4. Stockholders Meeting. The Company shall take, in accordance with applicable law and its Organizational Documents, all action necessary to convene a meeting of holders of Shares (the "Stockholders Meeting") as promptly as practicable after execution of this Agreement to consider and vote upon the approval of this Agreement. Subject to fiduciary obligations under applicable law, the Company's board of directors shall recommend such approval and shall take all lawful action to solicit such approval.

     6.5. Filings; Other Actions; Notification.

     (a) The  Company  shall  promptly  prepare  and file  with the  appropriate
Governmental Entities any proxy or information statement as promptly as practicable after the date of this Agreement. The Company shall use its best efforts to have such proxy or information statement approved under the applicable regulations as promptly as practicable, and promptly thereafter mail the proxy or information statement to the stockholders of the Company.

     (b) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Amalgamation and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation including, without limitation, all information and data required to be included in any prospectus necessary pursuant to the rules and regulations of the OSE, to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require, or be construed to require, Parent to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the operations of any such assets or businesses. Subject to applicable laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Amalgamation and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

     (c) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any registration statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Amalgamation and the transactions contemplated by this Agreement.

     (d) The Company and Parent each shall keep the other informed of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Amalgamation and the other transactions contemplated by this Agreement. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, respectively.

     6.6. Access. Upon reasonable notice, and except as may otherwise be required by applicable law, the Company shall (and shall cause its Subsidiaries to) afford the Parent's officers, employees, counsel, accountants and other authorized representatives ("Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company and provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company, or such Person as may be designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

     6.7. Affiliates. Prior to the date of the Stockholders Meeting, Parent shall deliver to the Company a list of names and addresses of those Persons who are, in the opinion of the Parent, as of the time of the Stockholders Meeting referred to in Section 6.4, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Stockholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each affiliate of the Company who makes a Stock Election identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the "Affiliates Letter").

     6.8. Stock Exchange Listing and De-listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Amalgamation to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. The Amalgamated Company shall use its best efforts to cause the Shares to be de-listed from the OSE as soon as practicable following the Effective Time.

     6.9. Publicity. The initial press release shall be a joint press release and thereafter the Company and Parent each shall coordinate with each other with respect to form and content prior to issuing any press releases or otherwise making public announcements with respect to the Amalgamation and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange.

     6.10. Benefits.

     (a) Stock Options.

     (i) At the Effective Time, each outstanding option to purchase Shares (a "Company Option") under the Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Parent Common Stock as the holder of such Company Option would have been entitled to receive pursuant to the Amalgamation had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to
(y) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (z) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Company Option in accordance with the foregoing; provided, however, that in the case of any Company Option to which
Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company shall make all necessary arrangements with respect to the Stock Plan to permit the assumption of the unexercised Company Options by Parent pursuant to this Section.

     (ii) Effective at the Effective Time, Parent shall assume each Company Option in accordance with the terms of the Stock Plan under which it was issued and the stock option agreement by which it is evidenced. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options assumed by it in accordance with this Section.

     (iii) Parent agrees that, after the Effective Time, Parent shall use reasonable efforts to aid Company Option holders to reduce any taxes payable by such holders in connection with the actions to be taken in connection with clause (i), provided, however, that such reasonable efforts shall not require the Company or Parent to incur any expense or make any payment.

     (b) Employee Benefits. Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and its Subsidiaries will continue to be provided with benefits under employee benefit plans (other than plans involving the issuance of Shares) that are no less favorable in the aggregate than those currently provided by the Company and its Subsidiaries to such employees. Parent will cause such employee benefit plans to take into account for purposes of eligibility, vesting and benefit accrual thereunder service by employees of the Company and its Subsidiaries as if such service were with Parent. Parent guarantees that the Company and its Subsidiaries shall be adequately funded to satisfy their current contractual benefit obligations to their employees.

     (c) Election to Parent's Board of Directors. At the Effective Time of the Amalgamation, Parent shall promptly increase the size of its Board of Directors in order to cause Mr. Leif O. Hoegh to be appointed to Parent's board of directors and, subject to fiduciary obligations under applicable law, shall use its best efforts to cause Mr. Leif O. Hoegh to be elected as a director of Parent at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time.

     6.11. Expenses. The Amalgamated Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Amalgamated Company for such charges and expenses. Except as otherwise provided in Section 8.5(b), whether or not the Amalgamation is consummated, all costs and expenses incurred in connection with this Agreement and the Amalgamation and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

     6.12. Indemnification.

     (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each individual who at the Effective Time was a present or former director or officer of the Company, (when acting in such capacity) determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the laws of Bermuda and the Company's Organizational Documents in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under the laws of Bermuda and the Company's Organizational Documents shall be made by independent counsel selected by the Amalgamated Company.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Amalgamated Company shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (c) If  the  Amalgamated  Company  or any  of  its  successors  or  assigns
(i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Amalgamated Company shall assume all of the obligations set forth in this Section.

     6.13. Takeover Statute. If any Takeover Statute is or may become applicable to the Amalgamation or the other transactions contemplated by this Agreement or the Stockholder/Voting Agreements, each of Parent and the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Amalgamation and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

     6.14. Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Amalgamation Sub beneficially owned by it or any of its Affiliates or with respect to which it or any of its Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company or Amalgamation Sub, respectively, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Amalgamation Sub by consent in lieu of a meeting).

     6.15. Parent Change of Domicile or Incorporation. Notwithstanding anything else to the contrary contained herein, Parent or any of its Subsidiaries may take any actions that Parent desires to effect a change of domicile or incorporation of Parent or any of its Subsidiaries so as to be governed by the laws of the Republic of the Marshall Islands.

     6.16. Regulation S of the Securities Act. Neither Parent nor the Company shall, and each of Parent and the Company shall cause their respective Subsidiaries not to, take any action or refrain from taking any action the effect of which would be to cause the Amalgamation not to qualify for exemption from registration under the Securities Act, pursuant to Regulation S thereunder.

     6.17. Parent Actions. Parent shall not (i) other than in the ordinary course of business consistent with past practice, declare, set aside or pay any dividend in excess of $0.86 per share in 1999 payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly-owned Subsidiaries, (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, (iii) take any action which would directly benefit Parent's stockholders as of the date hereof at the expense of the Company's stockholders, or (iv) take any action or omit to take any action that would cause any of the representations and warranties herein to become untrue in any material respect.



                                               ARTICLE VII

                                                Conditions

     7.1. Conditions to Each Party's Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote and shall have been duly approved by the sole stockholder of Amalgamation Sub in accordance with applicable law and the Organizational Documents of each such corporation.

     (b) Regulatory Consents. Other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, "Governmental Consents") in connection with the execution and delivery of this Agreement and the consummation of the Amalgamation and the other transactions contemplated hereby by the Company, Parent and Amalgamation Sub shall have been made or obtained (as the case may be), except those that the failure to make or to obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or to provide a reasonable basis to conclude that the parties hereto or any of their affiliates or respective directors, officers, agents, advisors or other representatives would be subject to the risk of criminal liability.

     (c) Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Amalgamation or the other transactions contemplated by this Agreement (collectively, an "Order").

     7.2. Conditions to Obligations of Parent and Amalgamation Sub. The obligations of Parent and Amalgamation Sub to effect the Amalgamation are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified by a materiality standard shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and the representations and warranties of the Company set forth in this Agreement that are not qualified by a materiality standard shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and Parent shall have received a certificate signed on behalf of the Company by an Executive Vice President, the President or the Chief Executive Officer of the Company to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an Executive Vice
President, the President or the Chief Executive Officer of the Company to such effect.

     (c) Resignations. Parent shall have received the resignations of each director of the Company and each of its Subsidiaries.

     (d) Affiliates Letters. Parent shall have received an Affiliates Letter from each Person identified as an affiliate of the Company pursuant to
Section 6.7.

     7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Amalgamation is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Amalgamation Sub set forth in this Agreement that are qualified by a materiality standard shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and the representations and warranties of Parent and Amalgamation Sub set forth in this Agreement that are not qualified by a materiality standard shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and the Company shall have received a certificate signed on behalf of Parent by an Executive Vice President, the President or the Chief Executive Officer of Parent and on behalf of Amalgamation Sub by an Executive Vice President, the President or the Chief Executive Officer of Amalgamation Sub to such effect.

     (b) Performance of Obligations of Parent and Amalgamation Sub. Each of Parent and Amalgamation Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Amalgamation Sub by an Executive Vice President, the President or the Chief Executive Officer of Parent to such effect.


                                               ARTICLE VIII

                                               Termination

     8.1. Termination by Mutual Consent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

     8.2. Termination by Either Parent or the Company.

     (a) This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to 11:59 p.m. (Oslo, Norway time) on March 28, 1999 if either the Parent or the Company shall determine, in either case in such party's sole discretion, that its due diligence review of the other party has not been satisfactory.

     (b) This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (i) the Amalgamation shall not have been consummated by September 30, 1999, whether such date is before or after the date of approvals by the stockholders of the Company (the "Termination Date"),
(ii) the approval of the Company's stockholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that if an Acquisition Proposal has been made by any Person prior to the time of such vote, the Company may not terminate this Agreement pursuant to this clause (ii) until a date that is not less than 90 days from the date of such vote or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Amalgamation shall become final and non-appealable (whether before or after the approval by the stockholders of the Company); provided, that the right to terminate this Agreement pursuant to clause (i) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Amalgamation to be consummated.

     8.3. Termination by the Company. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in
Section 7.1(a), by action of the Board of Directors of the Company:

     (a) if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within five business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, taking into account, among other things, the long-term prospects and interests of the Company and its stockholders, as the Superior Proposal and (iv) the Company prior to such termination pays to Parent in immediately available funds the fees required to be paid pursuant to
Section 8.5. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the sixth business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

     (b) if there has been a material breach by Parent or Amalgamation Sub of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the party committing such breach.

     8.4. Termination by Parent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time if (a) the Company enters into a binding agreement for a Superior Proposal or the Board of Directors of the Company recommends a Superior Proposal or shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (b) there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company or
(c) if the Company, any of its Subsidiaries or any of their Representatives shall take any actions pursuant to the proviso set forth in Section 6.2.

     8.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Amalgamation pursuant to this
Article VIII, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives) except for the obligations of the parties hereto contained in this Section 8.5 and in Sections 6.11 (Expenses) and 9.6 (Notices); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

     (a) In the event that (i) an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or (ii) this Agreement is terminated (A) by the Company pursuant to Section 8.3(a) or (B) by Parent pursuant to Section 8.4(a), then the Company shall promptly, but in no event later than two days after the date of such termination or such earlier time as required by this Agreement, pay Parent a termination fee of $15,000,000 (the "Termination Fee") and shall promptly, but in no event later than two days after being notified of such by Parent, pay to Parent an amount equal to all of the reasonably documented charges and expenses incurred by Parent or Amalgamation Sub in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer of same day funds ("Expenses").

     (b) In the event this Agreement is terminated (i) by the Company pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or (ii) by Parent pursuant to
Section 8.2(b)(i), Section 8.2(b)(ii) or 8.4(c) and no fee is otherwise payable to Parent pursuant to paragraph (a) above, then, if within 18 months of such termination, the Company enters into an agreement concerning a transaction that constitutes an Acquisition Proposal, the Company at the time of entering into such agreement, shall pay to Parent the Termination Fee plus Expenses, in each case payable by wire transfer of same day funds.

     (c) The Company acknowledges that the agreements contained in Sections 8.5(b) and (c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Amalgamation Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to either Section 8.5(b) or (c), and, in order to obtain such payment, Parent or Amalgamation Sub commences a suit which results in a judgment against the Company for the fee set forth therein the Company shall pay to Parent or Amalgamation Sub its costs and expenses (including attorneys' fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Chase Manhattan Bank in effect from time to time during such period plus two percent.


                                                ARTICLE IX

                                        Miscellaneous and General

     9.1. Survival. This Article IX and the agreements of the Company, Parent and Amalgamation Sub contained in Sections 6.8 (Stock Exchange Listing and De-listing), 6.10 (Benefits), 6.11 (Expenses), and 6.12 (Indemnification) shall survive the consummation of the Amalgamation. This Article IX, the agreements of the parties contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this
Agreement shall not survive the consummation of the Amalgamation or the termination of this Agreement.

     9.2. Modification or Amendment. Subject to the provisions of the applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     9.3. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Amalgamation are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5.  GOVERNING LAW AND VENUE;  WAIVER OF JURY TRIAL.

     (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, WITH THE EXCEPTION OF ANY CONTRACT PROVISIONS RELATING DIRECTLY TO THE APPROVAL OF OR THE MECHANICS OF THE AMALGAMATION WHICH SHALL BE GOVERNED BY THE LAWS OF BERMUDA (THE "BERMUDA GOVERNED PROVISIONS"). THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE FEDERAL AND STATE COURTS OF NEW YORK STATE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, EXCEPT WITH RESPECT TO THE BERMUDA GOVERNED PROVISIONS WITH RESPECT TO WHICH THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF BERMUDA, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A NEW YORK FEDERAL OR STATE COURT, OR AS APPLICABLE, A BERMUDA COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.6 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY
RIGHT  SUCH  PARTY  MAY HAVE TO A TRIAL  BY JURY IN  RESPECT  OF ANY  LITIGATION
DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

     9.6. Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed duly given, effective (i) three business days later, if sent by registered or certified mail, return receipt requested, postage prepaid, (ii) when sent, if sent by telecopier or fax, provided that the telecopy or fax is promptly confirmed by telephone confirmation thereof,
(iii) when  served,  if  delivered  personally  to the intended  recipient,  and
(iv) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to the intended recipient at the address set forth below. Any party may change the address to which notices or other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth:


                  if to Parent or Amalgamation Sub

                  Teekay Shipping (Canada) LTD.,
                  Suite 1400, One Bentall Centre
                  505 Burrard Street
                  Vancouver, BC V7X 1M5
                  Canada
                  Attention:  Mr. Arthur Bensler
                  fax:  (604) 609-6447
                  (with a copy to Francis J. Aquila, Esq.,
                  Sullivan & Cromwell,
                  125 Broad Street, New York, NY  10004
                  fax:  (212) 558-3588.)

                  if to the Company

                  Bona Shipholding Ltd.
                  c/o Bona Shipping AS
                  Radhusgaten 27
                  P.O. Box 470 Sentrum
                  N-0105 Oslo, Norway
                  Attention:  Mr. Ragnar Belck-Olsen
                  fax:  (47) 2231-0001
                  (with a copy to Stephen Knudtzon
                  Thommessen Krefting Greve Lund AS Advokatfirma
                  Haakon VII's gate 10
                  Postboks 1484 Vika
                  0116 Oslo, Norway
                  fax:  (47) 2311-1010

                  and

                  Keith L. Kearney, Esq.,
                  Davis Polk & Wardwell
                  1 Frederick's Place
                  London EC2R 8AB
                  fax:  (44) 171-418-1400

     or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement, dated March, 1999, between Parent and the Company (the "Confidentiality Agreement") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

     9.8. No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Amalgamated Company to cause such Subsidiary to take such action.

     9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.11. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another direct or indirect wholly-owned subsidiary to be a constituent corporation in lieu of Amalgamation Sub, in which event all references herein to Amalgamation Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Amalgamation Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.


     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.


                                            BONA SHIPHOLDING LIMITED



                                            By: /s/Stephen Knuttzon
                                                -------------------
                                                Vice President


                                            TEEKAY SHIPPING CORPORATION



                                            By: /s/Bjorn Moller
                                                -------------------
                                                President and CEO


                                            NORTHWEST MARITIME INC.



                                            By: /s/Pascal Spothelfer
                                                --------------------
                                                Secretary